UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

EDENOR S.A.

CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2014 AND FOR THE THREE-MONTH PERIODS

ENDED MARCH 31, 2014 AND 2013

1

Legal Information

Corporate name: Empresa Distribuidora y Comercializadora Norte S.A.

Legal address: 6363 Del Libertador Ave., City of Buenos Aires

Main business: Distribution and sale of electricity in the area and under the terms of the concession agreement by which this public service is regulated.

Date of registration with the Public Registry of Commerce:

-          of the Articles of Incorporation: August 3, 1992

-          of the last amendment to the By-laws: May 28, 2007

Term of the Corporation: August  3, 2087

Registration number with the “Inspección General de Justicia” (the Argentine governmental regulatory agency of corporations): 1,559,940

Parent company: Electricidad Argentina S.A.

Legal address: 3302 Ortiz de Ocampo, Building 4, City of Buenos Aires

Main business of the parent company:  Investment in Edenor’s Class “A” shares and rendering of technical advisory, management, sales, technology transfer and other services related to the distribution of electricity.

Interest held by the parent company in capital stock and votes: 51.54%

CAPITAL STRUCTURE

AS OF MARCH 31, 2014

(amounts stated in pesos)

Class of shares	Subscribed and paid-in (see note 13)

Common, book-entry shares, face value 1 and 1 vote per share

Class A	462,292,111
Class B (1)	442,210,385
Class C	1,952,604
906,455,100

(1)  Includes 9,412,500 treasury shares as of March 31, 2014 and December 31, 2013.

Edenor S.A.

Condensed Interim Statement of Financial Position

as of March 31, 2014 and December 31, 2013

(Stated in thousands of pesos)

	Note	03.31.14	12.31.13
ASSETS

Non-current assets
Property, plant and equipment	8	5,408,203	5,189,307
Interest in joint ventures		427	427
Other receivables	9	216,764	199,395
Total non-current assets		5,625,394	5,389,129

Current assets
Inventories		99,082	83,853
Other receivables	9	514,917	522,112
Trade receivables	10	836,783	803,095
Financial assets at fair value through profit or loss		376,549	216,434
Cash and cash equivalents	12	114,274	243,473
Total current assets		1,941,605	1,868,967
TOTAL ASSETS		7,566,999	7,258,096

Edenor S.A.

Condensed Interim Statement of Financial Position

as of March 31, 2014 and December 31, 2013 (Continued)

(Stated in thousands of pesos)

	Note	03.31.14	12.31.13
EQUITY
Share capital	13	897,043	897,043
Adjustment to share capital		397,716	397,716
Additional paid-in capital		3,452	3,452
Treasury stock	13	9,412	9,412
Adjustment to treasury stock		10,347	10,347
Other comprehensive loss		(28,277)	(28,277)
Retained earnings/Accumulated deficit		(851,954)	(113,391)
TOTAL EQUITY		437,739	1,176,302

LIABILITIES
Non-current liabilities
Trade payables	14	244,061	220,796
Other payables	15	1,087,595	944,718
Borrowings	16	1,490,643	1,309,949
Deferred revenue		33,475	33,666
Salaries and social security taxes payable	17	26,841	25,959
Benefit plans		92,597	102,691
Deferred tax liability		59,939	73,427
Tax liabilities	19	4,095	4,406
Provisions	20	83,118	83,121
Total non-current liabilities		3,122,364	2,798,733
Current liabilities
Trade payables	14	3,231,184	2,481,308
Other payables	15	151,111	147,177
Borrowings	16	70,648	40,583
Salaries and social security taxes payable	17	333,528	420,857
Benefit plans		15,442	-
Tax liabilities	19	186,492	182,469
Provisions	20	18,491	10,667
Total current liabilities		4,006,896	3,283,061
TOTAL LIABILITIES		7,129,260	6,081,794

TOTAL LIABILITIES AND EQUITY		7,566,999	7,258,096

The accompanying notes are an integral part of these Condensed Interim Financial Statements.

Edenor S.A.

Condensed Interim Statement of Comprehensive Loss

for the three-month periods ended March 31, 2014 and 2013

(Stated in thousands of pesos)

		Three months at
	Note	03.31.14	03.31.13
Continuing operations
Revenue from sales	21	900,565	836,379
Electric power purchases		(439,694)	(487,890)
Subtotal		460,871	348,489
Transmission and distribution expenses	22	(589,780)	(426,145)
Gross loss		(128,909)	(77,656)

Selling expenses	22	(132,910)	(113,561)
Administrative expenses	22	(88,174)	(73,169)
Other operating expense, net		(28,040)	(21,869)
Revenue from customers contributions excempt from devolution		191	-
Operating loss		(377,842)	(286,255)

Financial income	23	20,342	19,276
Financial expenses	23	(147,028)	(117,164)
Other financial expense	23	(247,523)	(61,488)
Net financial expense		(374,209)	(159,376)
Loss before taxes		(752,051)	(445,631)

Income tax	18	13,488	31,485
Loss for the period from continuing operations		(738,563)	(414,146)

Discontinued operations		-	(96,288)
Loss for the period		(738,563)	(510,434)

Loss for the period attributable to:
Owners of the parent		(738,563)	(510,434)
Loss for the period		(738,563)	(510,434)

Loss for the period attributable to the owners of the parent
Continuing operations		(738,563)	(414,146)
Discontinued operations		-	(96,288)

Basic and diluted loss per share:
Basic and diluted loss per share from continuing operations	24	(0.820)	(0.460)
Basic and diluted loss per share from discontinued operations	24	-	(0.110)

The accompanying notes are an integral part of these Condensed Interim Financial Statements.

Edenor S.A.

Condensed Interim Statement of Changes in Equity

for the three-month periods ended March 31, 2014 and 2013

(Stated in thousands of pesos)

	Attributable to the owners of the parent
	Share capital	Adjustment to share capital	Treasury stock	Adjustment to treasury stock	Additional paid-in capital	Other comprehensive loss	Retained earnings / Accumulated deficit	Subtotal equity	Non-controlling interests	Total equity
Balance at December 31, 2012	897,043	397,716	9,412	10,347	3,452	(14,659)	(885,130)	418,181	71,107	489,288

Loss for the three-month period	-	-	-	-	-	-	(510,434)	(510,434)	-	(510,434)
Balance at March 31, 2013	897,043	397,716	9,412	10,347	3,452	(14,659)	(1,395,564)	(92,253)	71,107	(21,146)

Absorption of accumulated losses - Shareholders' Meeting of 04/25/2013	(89,704)	(397,716)	(941)	(10,347)	(3,452)	-	502,160	-	-	-
Reversal of absorption of accumulated losses - Shareholders' Meeting of 12/20/2013	89,704	397,716	941	10,347	3,452	-	(502,160)	-	-	-
Sale of subsidiaries	-	-	-	-	-	-	-	-	(72,127)	(72,127)
Profit for the nine-month complementary period	-	-	-	-	-	-	1,282,173	1,282,173	1,020	1,283,193
Other comprehensive loss	-	-	-	-	-	(13,618)	-	(13,618)	-	(13,618)
Balance at December 31, 2013	897,043	397,716	9,412	10,347	3,452	(28,277)	(113,391)	1,176,302	-	1,176,302

Loss for the three-month period	-	-	-	-	-	-	(738,563)	(738,563)	-	(738,563)
Balance at March 31, 2014	897,043	397,716	9,412	10,347	3,452	(28,277)	(851,954)	437,739	-	437,739

The accompanying notes are an integral part of these Condensed Interim Financial Statements.

Edenor S.A.

Condensed Interim Statement of Cash Flows

for the three-month periods ended March 31, 2014 and 2013

(Stated in thousands of pesos)

		Three months at
	Note	03.31.14	03.31.13
Cash flows from operating activities
Loss for the period		(738,563)	(510,434)
Adjustments to reconcile net loss to net cash flows provided by operating activities:
Depreciation of property, plant and equipment	8	55,901	51,058
Loss on disposals of property, plant and equipment	8	185	360
Net accrued interest	23	126,458	112,857
Exchange differences	23	318,392	57,475
Income tax	18	(13,488)	(31,485)
Allowance for the impairment of trade and other receivables	22	5,306	7,918
Adjustment to present value of receivables	23	(1,666)	1,070
Provision for contingencies		9,212	1,100
Changes in fair value of financial assets	23	(28,840)	(145)
Accrual of benefit plans		9,018	5,906
Net gain from the repurchase of Corporate Notes	23	(45,018)	-
Discontinued operations		-	133,291
Changes in operating assets and liabilities:
Increase in trade receivables		(28,367)	(38,589)
Increase in other receivables		(5,010)	(87,346)
Increase in inventories		(15,229)	(9,635)
Decrease in deferred revenue		(191)	-
Decrease in trade payables		(64,487)	(20,008)
(Decrease) / Increase in salaries and social security taxes payable		(86,450)	235
Decrease in benefit plans		(3,669)	(4,087)
Increase in tax liabilities		1,499	67,093
Increase in other payables		34,653	35,361
Funds obtained from the program for the rational use of electric power (PUREE) (Res SE No. 1037/07)		110,430	129,685
Net decrease in provisions		(1,392)	(2,687)
Subtotal before CAMMESA financing		(361,316)	(101,007)
Net increase for funds obtained - CAMMESA financing		725,520	423,740
Net cash flows provided by operating activities		364,204	322,733

Edenor S.A.

Condensed Interim Statement of Cash Flows

for the three-month periods ended March 31, 2014 and 2013 (Continued)

(Stated in thousands of pesos)

		Three months at
	Note	03.31.14	03.31.13
Cash flows from investing activities
Acquisitions of property, plant and equipment	8	(271,841)	(180,516)
Net (payment for) collection of purchase / sale of financial assets at fair value		(230,743)	(15,576)
Advance payment received for the sale of related parties		-	15,426
Discontinued operations		-	(30,115)
Net cash flows used in investing activities		(502,584)	(210,781)

Cash flows from financing activities
Repayment of principal on loans		(182)	(6,003)
Payment of interest on loans		(16)	(689)
Discontinued operations		-	3,257
Net cash flows used in financing activities		(198)	(3,435)

Net (decrease) / increase in cash and cash equivalents		(138,578)	108,517

Cash and cash equivalents at beginning of year	12	243,473	71,108
Cash and cash equivalents at beginning of year included in assets of disposal group classified as held for sale		-	11,154
Exchange differences in cash and cash equivalents		9,379	177
Net (decrease) / increase in cash and cash equivalents		(138,578)	108,517
Cash and cash equivalents at period end	12	114,274	190,956

Cash and cash equivalents at period-end in the statement of financial position	12	114,274	163,030
Cash and cash equivalents at period-end included in assets of disposal group classified as held for sale		-	27,926
Cash and cash equivalents at period end		114,274	190,956

Supplemental cash flows information
Non-cash operating, investing and financing activities

Financial costs capitalized in property, plant and equipment	(3,141)	(9,356)

Decrease in financial assets at fair value from repurchase of Corporate Notes	91,638	-

The accompanying notes are an integral part of these Condensed Interim Financial Statements.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements as of March 31, 2014 and December 31, 2013

1.                   General information

History and development of the Company

Empresa Distribuidora Norte S.A. (EDENOR S.A. or the Company) was organized on July 21, 1992 by Decree No. 714/92 in connection with the privatization and concession process of the distribution and sale of electric power carried out by Servicios Eléctricos del Gran Buenos Aires S.A. (SEGBA S.A.).

By means of an International Public Bidding, the Federal Government awarded 51% of the Company’s capital stock, represented by the Class "A" shares, to the bid made by Electricidad Argentina S.A. (EASA), the parent company of Edenor S.A. The award and the transfer contract were approved on August 24, 1992 by Decree No. 1,507/92 of the Federal Government.

On September 1, 1992, EASA took over the operations of EDENOR S.A.

The corporate purpose of EDENOR S.A. is to engage in the distribution and sale of electricity within the concession area. Furthermore, among other activities, the Company may subscribe or acquire shares of other electricity distribution companies, subject to the approval of the regulatory agency, lease the network to provide electricity transmission or other voice, data and image transmission services, and render advisory, training, maintenance, consulting, and management services and know-how related to the distribution of electricity both in Argentina and abroad. These activities may be conducted directly by EDENOR S.A. or through subsidiaries or related companies. In addition, the Company may act as trustee of trusts created under Argentine laws.

The Company’s economic and financial situation

In fiscal years 2012 and 2011, the Company recorded negative operating and net results, and both its liquidity level and working capital, even in fiscal year 2013, were severely affected. This situation is due mainly to both the continuous increase of its operating costs that are necessary to maintain the level of the service, and the delay in obtaining rate increases and/or recognition of its real higher costs (“CMM”), as stipulated in Section 4 of the Adjustment Agreement, including the review procedure in the event of deviations exceeding 5%.

Although the partial recognition of higher costs (as stipulated in Section 4.2 of the Adjustment Agreement) for the period May 2007 through September 2013, occurred in fiscal year 2013 through SE Resolution 250/13 and SE Note 6852/13, represented a significant step towards the recovery of the Company’s situation, inasmuch as it allowed for the temporary regularization of the equity imbalance generated by the lack of a timely recognition of the CMM adjustment requests made in the last seven years, such regulations do not provide a definitive solution to the Company’s economic and financial equation due to the fact that the level of revenue generated with the electricity rate schedules in effect, even after applying these regulations,  does not allow for the absorption of neither operating nor investment costs or for the payment of financial services.  The constant increase in the operating costs that are necessary to maintain the level of the service, and the delay in obtaining genuine rate increases will continue to deteriorate the Company’s operating results, demonstrating that this recognition is insufficient to restore the balance that the economic and financial equation of the public service, object of the concession, requires; so much so that the operating and net results for the year ended December 31, 2013 were also negative prior to applying SE Resolution 250/13.

In effect, the operating and net results for the three-month period ended March 31, 2014 were also negative; therefore, the Company is once again subject to complying with the provisions of Section 206 of the Argentine Business Organizations Law, which provide for the mandatory capital stock reduction. This situation does not allow either for the regularization of the cash flows the Company needs to provide the public service and make the totality of the investments.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements as of March 31, 2014 and December 31, 2013   (continued)

Despite this, it is worth mentioning that, in general terms, the quality of the distribution service has been maintained and the constant year-on-year increase in the demand for electricity that has accompanied the economic growth and the standard of living of the last years has also been satisfied. Due to both the continuous increase recorded in the costs associated with the provision of the service and the need for additional investments to meet the increased demand, the Company has adopted a series of measures aimed at mitigating the negative effects of this situation on its financial structure, such as: (i) reducing certain specified costs, including the reduction of Directors and Supervisory Committee members’ fees; (ii) sell all its shareholdings in subsidiaries and collecting the loans granted to such companies; (iii) making all reasonable efforts to obtain from the authorities the funds necessary to face the salary increases demanded by unions; (iv) seeking new financing options; (v)  refinancing the financial debt with extended maturity terms and/or; (vi) optimizing the use of the available resources; provided that these measures do not affect the sources of employment, the execution of the investment plan or the carrying out of the essential operation and maintenance works that are necessary to maintain the provision of the public service.

Additionally, the Company has made a series of presentations before control agencies, regulatory authorities and courts in order to jointly instrument the necessary mechanisms to contribute to an efficient provision of the distribution service, the maintenance of the level of investments and the compliance with the increased demand. It was in this context that the ENRE issued Resolution 347/12, which established the application of fixed and variable charges that allowed the Company to obtain additional revenue as from November 2012, and the Energy Secretariat issued the previously described SE Resolution 250/13 and SE Note 6852/13, which partially recognized the higher costs and established mechanisms to offset this recognition against the PUREE-related liability, and, partially, against the debt held with CAMMESA.

In view of the aforementioned, and given the inefficacy of the administrative and judicial actions pursued and presentations made by the Company, on December 28, 2012,  an action for the protection of the Company’s rights (“acción de amparo”) was brought against the ENRE so that the Regulatory Authority, in the performance of its duties, could adopt those measures which, in the Company’s opinion, are not only urgently needed but also essential for the provision of the public service of electricity distribution that the Company is required to provide under the concession agreement on a continuous, regular and safe basis.

                Furthermore, with the aim of maintaining and guaranteeing the provision of the public service, and in order to alleviate the financial situation, as from October 2012 the Company found itself forced to cancel, on a temporary basis, the obligations with the Wholesale Electricity Market with surplus cash balances after having complied first with the commitments necessary to guarantee the provision of the public service that EDENOR is required to provide, including the investment plans underway and operation and maintenance works, as well as with the payment of the recognized salary increases.  In this regard, the ENRE and CAMMESA sent notices to the Company demanding payment of such debt, which have been duly replied by the Company.

The above-described situation will translate once again into a working capital deficit, which, taking into account that the Company is not in condition to have access to other sources of financing, will result in the need to continue to cancel only partially the obligations with CAMMESA for energy purchases. The application of the described offsetting mechanism is to be authorized by the Energy Secretariat

In spite of that which has been previously mentioned, the Company Board of Directors continues analyzing different scenarios and possibilities to mitigate or reduce the negative impact of the Company’s situation on its operating cash flows and thereby present the shareholders with diverse courses of action. Nevertheless, the improvement of revenues so as to balance the economic and financial equation of the concession continues to be the most relevant aspect.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements as of March 31, 2014 and December 31, 2013   (continued)

The outcome of the overall electricity rate review is uncertain as to both its timing and final form. Therefore, the uncertainties of the previous fiscal years in this regard continued during the first three-month period ended March 31, 2014; thus, if during the next nine months of the current fiscal year: (i) the new electricity rate schedules are not issued by the ENRE; (ii) the Company is not granted other recognition or any other mechanism to compensate for cost increases, in addition to the revenue obtained from the application of Resolution 347/12, the funds derived from the PUREE, or the recognition of CMM values and the offsetting mechanism established by SE Resolution 250/13 and SE Note 6852/13, and/or; (iii) the Company does not obtain from the Federal Government other mechanism that provides it with financing for cost increases, it is likely that the Company will have insufficient liquidity and will therefore be obliged to continue implementing, and even deepening, measures similar to those applied until now in order to preserve cash and enhance its liquidity. As stated in previous periods, the Company may not ensure that it will be able to obtain additional financing on acceptable terms.  Nevertheless, it must be pointed out that due to the fact that the revenue deriving from the FOCEDE for the execution of the necessary woks arising from the Investment Plan of distribution companies is temporarily insufficient, the Energy Secretariat has considered the possibility of financing such deficit, should it be necessary, through the implementation of loans for consumption (mutuum) and the assignment of secured receivables with CAMMESA.  Therefore, should any of these measures, individually or in the aggregate, not be achieved, there is significant risk that such situation will have a material adverse impact on the Company’s operations. Edenor may need to enter into a renegotiation process with its suppliers and creditors in order to obtain changes in the terms of its obligations to ease the aforementioned financial situation.

Given the fact that the realization of the projected measures to revert the manifested negative trend depends, among other factors, on the occurrence of certain events that are not under the Company’s control, such as the requested electricity rate increases, the Board of Directors has raised substantial doubt about the Company’s ability to continue as a going concern in the term of the next fiscal year, being obliged to defer certain payment obligations, as previously mentioned, or unable to meet expectations for salary increases or the increases recorded in third-party costs.

Nevertheless, these condensed interim financial statements have been prepared in accordance with the accounting principles applicable to a going concern, assuming that the Company will continue to operate normally. Therefore, they do not include the effects of the adjustments or reclassifications that might result from the outcome of this uncertainty.

2.                  Regulatory framework

At the date of issuance of these condensed interim financial statements there are no significant changes with respect to the situation reported by the Company in the consolidated financial statements as of December 31, 2013, except for the following:

Penalties – Specific situations

Based on the provisions of ENRE Resolution 1/14, the definitive amount of the compensation payable to Customers by way of discounts totaled $ 84.6, of which $ 20.8 have already been credited to Customers.

3.                  Basis of preparation

The condensed interim financial statements for the three-month period ended March 31, 2014 have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and the interpretations of the International Financial Reporting Interpretations Committee (IFRIC), incorporated by the National Securities Commission (CNV).

EDENOR S.A.

Notes to the Condensed Interim Financial Statements as of March 31, 2014 and December 31, 2013   (continued)

The balances as of December 31, 2013 and for the three-month period ended March 31, 2013, disclosed in these condensed interim financial statements for comparative purposes, arise from the consolidated financial statements as of those dates. Certain amounts of the consolidated financial statements presented for comparative purposes have been reclassified following the disclosure criteria used for the financial statements for the reporting period.

Due to the fact that as of December 31, 2013 the Company has divested all of its subsidiaries, as from the current fiscal year, only one set of financial statements, prepared under IFRS, is presented.

The condensed interim financial statements are stated in thousands of Argentine pesos, unless specifically indicated otherwise.

These condensed interim financial statements were approved for issue by the Company Board of Directors on May 8, 2014.

4.                  Accounting policies

The accounting policies adopted for these condensed interim financial statements are consistent with those used in the preparation of the consolidated financial statements for the last financial year, which ended December 31, 2013.

There are no new IFRS or IFRIC applicable as from the period being reported that have a material impact on the Company’s condensed interim financial statements.

These condensed interim financial statements must be read together with the audited consolidated financial statements as of December 31, 2013, which have been prepared in accordance with IFRS.

4.1               New standards, amendments and interpretations mandatory for annual periods beginning January 1, 2014 and not early adopted by the Company.

The following standards, which are mandatory for the Company as from the current fiscal year, have had no significant impact on its financial position or the results of its operations.

IAS 36 (revised 2013) “Impairment of assets”, issued in May 2013.  This amended standard addresses the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal.

IFRIC 21 "Levies", issued in May 2013. This standard provides guidance on when to recognize a liability for a levy imposed by the government, both for levies that are accounted for in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” and those where the timing and amount of the levy is certain.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements as of March 31, 2014 and December 31, 2013   (continued)

5.                   Financial risk management

The Company’s activities expose it to various financial risks: market risk (including currency risk, fair value interest rate risk and price risk), credit risk and liquidity risk.

There have been no significant changes in the Company’s risk management policies since the last fiscal year end.

5.1               Financial risk factors

•         Currency risk

At March 31, 2014 and December 31, 2013, the Company’s balances in foreign currency are as follow:

	Currency	Amount in foreign currency	Exchange rate (1)	Total 12.31.2014	Total 12.31.2013

ASSETS
NON-CURRENT ASSETS
Other receivables	USD	332	7.902	2,622	2,150
TOTAL NON-CURRENT ASSETS		332		2,622	2,150
CURRENT ASSETS
Other receivables	USD	586	7.902	4,630	3,793
	EUR	44	10.871	483	374
Financial assets at fair value through profit or loss	USD	2,778	7.902	21,955	74,338
Cash and cash equivalents	USD	665	7.902	5,253	23,977
	EUR	17	10.871	180	171
TOTAL CURRENT ASSETS		4,090		32,501	102,653
TOTAL ASSETS		4,422		35,123	104,803

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	USD	186,284	8.002	1,490,643	1,309,949
TOTAL NON-CURRENT LIABILITIES		186,284		1,490,643	1,309,949
CURRENT LIABILITIES
Trade payables	USD	10,465	8.002	83,739	111,795
	EUR	187	11.028	2,068	2,015
	CHF	30	9.058	275	223
	NOK	68	1.342	92	74
Other payables	USD	-	0.000	-	-
Borrowings	USD	8,798	8.002	70,402	40,153
TOTAL CURRENT LIABILITIES		19,548		156,576	154,260
TOTAL LIABILITIES		205,832		1,647,219	1,464,209

(1)      The exchange rates used are those of Banco Nación in effect as of March 31, 2014 for US Dollars (USD), Euros (EUR), Swiss Francs (CHF), and Norwegian Krones (NOK).  An average exchange rate is used for balances with related parties.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements as of March 31, 2014 and December 31, 2013   (continued)

5.2              Fair value estimate

The Company classifies the measurements of financial instruments at fair value using a fair value hierarchy that reflects the relevance of the variables used to carry out such measurements. The fair value hierarchy has the following levels:

•         Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•         Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from the prices).

•         Level 3: inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

The table below shows the Company’s financial assets measured at fair value at March 31, 2014 and December 31, 2013:

	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
As of March 31, 2014
Assets
Cash and cash equivalents - Money market funds	90,235	-	-	90,235
Financial assets at fair value through profit or loss:
Government bonds	17,384	-	-	17,384
Money market funds	359,165	-	-	359,165
Total assets	466,784	-	-	466,784

As of December 31, 2013
Assets
Cash and cash equivalents - Money market funds	219,887	-	-	219,887
Financial assets at fair value through profit or loss:
Government bonds	14,256	-	-	14,256
Government bonds - AESEBA trust	99,523	-	-	99,523
Money market funds	102,655	-	-	102,655
Total assets	436,321	-	-	436,321

6.                  Critical accounting estimates and judgments

The preparation of the condensed interim financial statements requires the Company management to make estimates and assessments concerning the future, exercise critical judgments and make assumptions that affect the application of the accounting policies and the reported amounts of assets and liabilities and revenues and expenses.

These estimates and judgments are permanently evaluated and are based upon past experience and other factors that are reasonable under the existing circumstances. Future actual results may differ from the estimates and assessments made at the date of preparation of these condensed interim financial statements.

In preparing these condensed interim financial statements, there have been no changes in either the critical judgments made by the Company when applying its accounting policies or the information sources of estimation uncertainty with respect to those applied in the consolidated financial statements for the year ended December 31, 2013.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements as of March 31, 2014 and December 31, 2013   (continued)

7.                   Contingencies and lawsuits

At the date of issuance of these condensed interim financial statements, there are no significant changes with respect to the situation reported by the Company in the consolidated financial statements as of December 31, 2013, except for the following:

a.       Legal action brought by the Company (“EDENOR S.A. VS ENRE RESOLUTION No. 336/12”)

Purpose: By this action, the Company challenges ENRE’s resolution pursuant to which

- the Company is to determine the customers affected by the power cuts occurred as a consequence of failures between October 29 and November 14, 2012;

- the Company is to determine the discounts to be recognized to each of the customers identified in accordance with the preceding caption;

- the Company is to credit such discounts on account of the final discounts that will result from the evaluation of the Technical Service Quality relating to the six-month control period;

- the Company is to pay a compensation to each small-demand residential customer (T1R) who has been affected by the power cuts occurred during the aforementioned period, the amount of which will depend on the electricity outage duration, provided, however, that such power cut lasted more than 12 continuous hours.

Amount: not specified in the complaint.

Procedural stage of the proceedings: This resolution has been contested by the Company through a Direct Appeal (“Recurso Directo”), filed on February 4, 2014.

b.      Legal action brought by the Company (“EDENOR S.A. VS FEDERAL GOVERNMENT – MINISTRY OF FEDERAL PLANNING / PROCEEDING FOR THE DETERMINATION OF A CLAIM AND MOTION TO LITIGATE IN FORMA PAUPERIS”)

On June 28, 2013, the Company instituted these proceedings for the recognizance of a claim and the related leave to proceed in forma pauperis, both pending in the Federal Court of Original Jurisdiction in Contentious and Administrative Federal Matters No. 11 – Clerk’s Office No. 22.

Purpose of the main proceedings: To sue for breach of contract due to the Federal Government’s failure to perform in accordance with the terms of the “Memorandum of Understanding concerning the Renegotiation of the Concession Agreement” (“Acta Acuerdo de Renegociación del Contrato de Concesion” – Adjustment Agreement) entered into with Edenor in 2006, and for damages caused as a result of such breach.

Procedural stage of the proceedings: On November 22, 2013, the Company amended the complaint so as to extend it and claim more damages as a consequence of the Federal Government’s omission to perform the obligations under the aforementioned “Adjustment Agreement”. On February 3, 2014, the Company applied for the immediate granting of a “Provisional Remedy” in order to maintain an efficient and safe service, requesting that until judgment is passed on the merits of the case, the Federal Government be compelled to provide the Company with economic assistance, whether by means of a temporary rate adjustment or through government grants. It was ordered that notice of such presentation be served upon the Federal Government – Ministry of Federal Planning.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements as of March 31, 2014 and December 31, 2013   (continued)

8.                  Property, plant and equipment

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment and comunications	Construction in progress	Supplies and spare parts	Total
At 12.31.13
Cost	133,155	1,367,062	3,778,595	1,769,798	538,668	1,042,590	50,577	8,680,445
Accumulated depreciation	(37,052)	(501,649)	(1,872,408)	(713,878)	(366,151)	-	-	(3,491,138)
Net amount	96,103	865,413	1,906,187	1,055,920	172,517	1,042,590	50,577	5,189,307

Additions	-	-	-	-	20,337	249,517	5,128	274,982
Disposals	-	-	(112)	(73)	-	-	-	(185)
Transfers	4,991	6,064	22,709	36,483	2,978	(73,225)	-	-
Depreciation for the period	(1,353)	(9,071)	(22,788)	(14,570)	(8,119)	-	-	(55,901)
Net amount 03.31.14	99,741	862,406	1,905,996	1,077,760	187,713	1,218,882	55,705	5,408,203

At 03.31.14
Cost	138,146	1,373,126	3,800,884	1,806,070	561,983	1,218,882	55,705	8,954,796
Accumulated depreciation	(38,405)	(510,720)	(1,894,888)	(728,310)	(374,270)	-	-	(3,546,593)
Net amount	99,741	862,406	1,905,996	1,077,760	187,713	1,218,882	55,705	5,408,203

•           During the period ended March 31, 2014, direct costs capitalized amounted to $ 21.6 million.

•           Financial costs capitalized for the period ended March 31, 2014 amounted to $ 3.1 million.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements as of March 31, 2014 and December 31, 2013   (continued)

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment and comunications	Construction in progress	Supplies and spare parts	Total
At 12.31.12
Cost	143,408	1,242,566	3,488,557	1,649,273	523,893	590,535	30,285	7,668,517
Accumulated depreciation	(38,061)	(466,295)	(1,784,028)	(658,220)	(377,314)	-	-	(3,323,918)
Net amount	105,347	776,271	1,704,529	991,053	146,579	590,535	30,285	4,344,599

Additions	-	-	-	-	2,539	182,781	4,552	189,872
Disposals	-	-	(360)	-	-	-	-	(360)
Transfers	1,036	1,707	26,983	19,926	11,190	(60,842)	-	-
Depreciation for the period	(967)	(8,631)	(21,772)	(13,797)	(5,891)	-	-	(51,058)
Discontinued operations	(15,723)	-	-	-	(18,478)	(55)	-	(34,256)
Net amount 03.31.13	89,693	769,347	1,709,380	997,182	135,939	712,419	34,837	4,448,797

At 03.31.13
Cost	123,220	1,245,248	3,515,053	1,669,199	480,225	712,419	34,837	7,780,201
Accumulated depreciation	(33,527)	(475,901)	(1,805,673)	(672,017)	(344,286)	-	-	(3,331,404)
Net amount	89,693	769,347	1,709,380	997,182	135,939	712,419	34,837	4,448,797

•           During the period ended March 31, 2013, direct costs capitalized amounted to $ 40.9 million.

•           Financial costs capitalized for the period ended March 31, 2013 amounted to $ 9.4 million.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements as of March 31, 2014 and December 31, 2013   (continued)

9.                  Other receivables

	03.31.14	12.31.13
Non-current:
Prepaid expenses	1,020	1,020
Receivable from minimum presumed income	139,775	127,386
Tax credits	1,235	1,107
Financial receivable	65,740	60,994
Related parties	6,972	7,279
Other	2,022	1,609
Total Non-current	216,764	199,395

Current:
Prepaid expenses	6,767	2,751
Receivable from CMM (1) (2)	362,721	362,721
Value added tax	72,505	81,214
Advances to suppliers	44,276	21,790
Advances to personnel	1,210	4,718
Security deposits	2,074	1,980
Financial receivable	3,490	2,925
Receivables from activities other than the main activity	29,389	52,238
Related parties	962	1,186
Allowance for the impairment of other receivables	(20,560)	(20,412)
Judicial deposits	2,405	1,786
Other	9,678	9,215
Total Current	514,917	522,112

(1)   Includes estimated interest for $ 750.3 million (income) and $ 552.8 million (loss) relating to the CMM and the PUREE, respectively.

(2)  Net of both the commercial debt with CAMMESA for $ 1.1 billion and the PUREE-related debt for $ 1.6 billion, which were offset as established in SE Resolution 250/13 and SE Note 6852/13.

The carrying amount of the Company’s other financial receivables approximates their fair value.

The roll forward of the allowance for the impairment of other receivables is as follows:

	03.31.14	12.31.13
Balance at beginning of year	20,412	16,011
Increase	148	300
Balance at end of period	20,560	16,311

EDENOR S.A.

Notes to the Condensed Interim Financial Statements as of March 31, 2014 and December 31, 2013   (continued)

10.               Trade receivables

	03.31.14	12.31.13
Current:
Sales of electricity - Billed (1)	598,377	542,324
Sales of electricity – Unbilled	206,272	236,761
Framework Agreement	63,596	56,928
National Fund of Electricity	6,105	5,290
Bonds for the cancellation of debts of the Province of Bs. As.	678	1,701
Specific fee payable for the expansion of the network,transportation and others	11,821	10,536
Receivables in litigation	27,803	22,740
Allowance for the impairment of trade receivables	(77,869)	(73,185)
Total Current	836,783	803,095

(1)                  Net of stabilization factor.

The carrying amount of the Company’s trade receivables approximates their fair value.

The roll forward of the allowance for the impairment of trade receivables is as follows:

	03.31.14	12.31.13
Balance at beginning of year	73,185	63,265
Increase	5,158	7,618
Decrease	(474)	(2)
Discontinued operations	-	(22,541)
Balance at end of period	77,869	48,340

11.                Financial assets at fair value through profit or loss

	03.31.14	12.31.13
Current
Government bonds	17,384	14,256
Government bonds - AESEBA trust	-	99,523
Money market funds	359,165	102,655
Total current	376,549	216,434

12.               Cash and cash equivalents

	03.31.14	12.31.13	03.31.13
Cash and banks	19,468	19,837	38,861
Time deposits	4,571	3,749	165
Money market funds	90,235	219,887	124,004
Total cash and cash equivalent	114,274	243,473	163,030

EDENOR S.A.

Notes to the Condensed Interim Financial Statements as of March 31, 2014 and December 31, 2013   (continued)

13.               Share capital and additional paid-in capital

At March 31, 2014, the Company’s share capital amounts to 906,455,100 shares, divided into 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 442,210,385 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 1,952,604 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

Section 206 – Argentine Business Organizations Law

At March 31, 2014, the negative results recorded by the Company consume more than 50% of its share capital. Therefore, should this situation continue to remain by the end of the current fiscal year, the Company will be subject to complying with the provisions of Section 206 of the Argentine Business Organizations Law, which provide for the mandatory capital stock reduction.

At the date of issuance of these condensed interim financial statements, the Company Board of Directors is analyzing different scenarios aimed at improving the Company’s financial situation, while taking the appropriate steps with the pertinent authorities.

14.               Trade payables

	03.31.14	12.31.13
Non-current:
Suppliers	573	794
Customer deposits	55,894	54,524
Customer contributions	135,894	113,778
Funding contributions - substations	51,700	51,700
Total Non-current	244,061	220,796

Current:
Payables for purchase of electricity - CAMMESA (1)	2,226,128	1,500,609
Provision for unbilled electricity purchases - CAMMESA	234,032	280,935
Suppliers	560,415	480,656
Customer contributions	178,452	176,800
Funding contributions - substations	13,957	12,352
Other	18,200	29,956
Total Current	3,231,184	2,481,308

(1)   Net of $ 1.1 billion, offset in accordance with SE Resolution 250/13 and SE Note 6852/13.

The carrying amount of the rest of the Company’s financial liabilities included in trade payables approximates their fair value.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements as of March 31, 2014 and December 31, 2013   (continued)

15.                Other payables

	03.31.14	12.31.13
Non-current:
Program for the rational use of electric power (1)	219,033	108,603
ENRE penalties and discounts	868,562	836,115
Total Non-current	1,087,595	944,718

Current:
ENRE penalties and discounts	84,719	87,658
Liability with FOCEDE	10,750	4,237
Liability with FOTAE	48,960	48,960
Related parties	1,541	2,028
Other	5,141	4,294
Total Current	151,111	147,177

(1)    Net of $ 1.6 billion, offset in accordance with SE Resolution 250/13 and SE Note 6852/13.

The carrying amount of the Company’s other financial payables approximates their fair value.

16.               Borrowings

	03.31.14	12.31.13
Non-current:
Corporate notes (1) (2)	1,490,643	1,309,949
Total non-current	1,490,643	1,309,949

Current:
Financial loans	246	430
Interest	70,402	40,153
Total current	70,648	40,583

(1)    Net of issuance expenses and debt repurchase.

(2)    On March 27, 2014, the repurchased Corporate Notes that the Company held in its portfolio were written off (See Note 26).

The maturities of the Company’s borrowings and their exposure to interest rates are as follow:

	03.31.14	12.31.13
Fixed rate
Less than 1 year	70,648	40,583
From 3 to 4 years	118,110	-
More than 4 years	1,372,533	1,309,949
	1,561,291	1,350,532

At March 31, 2014 and December 31, 2013, the fair values of the Company’s non-current borrowings (Corporate Notes) amount approximately to $ 1 billion and 924.1 million, respectively. Such values were calculated on the basis of the estimated market price of the Company’s corporate notes at the end of the period/year.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements as of March 31, 2014 and December 31, 2013   (continued)

17.                Salaries and social security taxes

	03.31.14	12.31.13
Non-current:
Early retirements payable	1,122	1,164
Seniority-based bonus	25,719	24,795
Total non-current	26,841	25,959

Current:
Salaries payable and provisions	276,882	383,096
Social security taxes payable	55,024	35,832
Early retirements payable	1,622	1,929
Total current	333,528	420,857

18.               Income tax and tax on minimum presumed income / Deferred tax

At the date of issuance of these condensed interim financial statements, there are no significant changes with respect to the situation reported by the Company as of December 31, 2013.

	03.31.14	03.31.13
Current tax	-	-
Deferred tax	13,488	31,485
Total income tax expense	13,488	31,485

19.               Tax liabilities

	03.31.14	12.31.13
Non-current:
Tax regularization plan	4,095	4,406
Total Non-current	4,095	4,406

Current:
Tax on minimum presumed income payable	28,659	24,876
Provincial, municipal and federal contributions and taxes	47,268	53,620
Tax withholdings	41,235	25,761
SUSS (Social Security System) withholdings	1,023	1,582
Municipal taxes	36,941	36,170
Tax regularization plan	31,366	40,460
Total Current	186,492	182,469

EDENOR S.A.

Notes to the Condensed Interim Financial Statements as of March 31, 2014 and December 31, 2013   (continued)

20.              Provisions

	Non-current liabilities	Current liabilities
	Contingencies	Contingencies
At 12.31.13	83,121	10,667

Increases	-	9,212
Decreases	(3)	(1,388)
At 03.31.14	83,118	18,491

	Non-current liabilities	Current liabilities
	Contingencies	Contingencies
At 12.31.12	80,019	10,493

Increases	1,100	-
Decreases	(2,248)	(439)
Discontinued operations	(3,296)	(4,162)
At 03.31.13	75,575	5,892

21.               Revenue from sales

	Three months at
	03.31.14	03.31.13
Sales of electricity (1)	886,628	825,184
Right of use on poles	12,801	10,377
Connection charges	973	815
Reconnection charges	163	3
Total Revenue from sales	900,565	836,379

(1)   Includes revenue from the application of Resolution 347/12 for $ 128.5 million and $ 137.6 million for the three-month periods ended March 31, 2014 and 2013, respectively.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements as of March 31, 2014 and December 31, 2013   (continued)

22.              Expenses by nature

The detail of expenses by nature is as follows:

	Three months at 03.31.14
Description	Transmission and Distribution Expenses	Selling Expenses	Administrative Expenses	Total
Salaries and social security taxes	246,776	47,377	34,956	329,109
Pension plans	6,762	1,298	958	9,018
Communications expenses	3,240	9,382	491	13,113
Allowance for the impairment of trade and other receivables	-	5,306	-	5,306
Supplies consumption	39,013	-	3,104	42,117
Rent and insurance	2,669	-	7,530	10,199
Security service	6,034	121	4,018	10,173
Fees and remuneration for services	191,881	53,841	31,133	276,855
Public relations and marketing	-	-	446	446
Advertising and sponsorship	-	-	230	230
Reimbursements to personnel	267	44	326	637
Depreciation of property, plant and equipment	50,441	3,093	2,367	55,901
Directors and Supervisory Committee members’ fees	-	-	657	657
ENRE penalties	42,648	3,110	-	45,758
Taxes and charges	-	9,317	1,621	10,938
Other	49	21	337	407
Three months at 03.31.14	589,780	132,910	88,174	810,864

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment at March 31, 2014 for $ 21.6 million.

	Three months at 03.31.13
Description	Transmission and Distribution Expenses	Selling Expenses	Administrative Expenses	Total
Salaries and social security taxes	173,707	43,176	32,869	249,752
Pension plans	3,864	977	1,065	5,906
Communications expenses	1,791	7,449	360	9,600
Allowance for the impairment of trade and other receivables	-	7,918	-	7,918
Supplies consumption	18,041	-	1,299	19,340
Rent and insurance	1,689	-	5,253	6,942
Security service	3,531	131	2,166	5,828
Fees and remuneration for services	141,998	36,927	25,336	204,261
Public relations and marketing	-	-	475	475
Advertising and sponsorship	-	-	245	245
Reimbursements to personnel	174	41	184	399
Depreciation of property, plant and equipment	47,298	1,947	1,813	51,058
Directors and Supervisory Committee members’ fees	-	-	630	630
ENRE penalties	33,972	7,400	-	41,372
Taxes and charges	-	7,588	1,116	8,704
Other	80	7	358	445
Three months at 03.31.13	426,145	113,561	73,169	612,875

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment at March 31, 2013 for $ 40.9 million.

EDENOR S.A.

Notes to the Condensed Interim Financial Statements as of March 31, 2014 and December 31, 2013   (continued)

23.              Net financial expense

	Three months at
	03.31.14	03.31.13
Financial income
Late payment charges	10,477	8,245
Financial interest (1)	9,865	11,031
Total financial income	20,342	19,276

Financial expenses
Interest and other (2)	(50,412)	(33,789)
Tax-related interest	(2,214)	(3,616)
Commercial interest	(92,019)	(79,074)
Bank fees and expenses	(2,383)	(685)
Total financial expenses	(147,028)	(117,164)

Other financial expense
Exchange differences	(318,392)	(57,475)
Adjustment to present value	1,666	(1,070)
Changes in fair value of financial assets	28,840	145
Net gain from the repurchase of Corporate Notes	45,018	-
Other financial expense	(4,655)	(3,088)
Total other financial expense	(247,523)	(61,488)
Total net financial expense	(374,209)	(159,376)

(1)      Includes interest on cash equivalents at March 31, 2014 and 2013 for $ 2.2 million and $ 15.6 million, respectively.

(2)     Net of interest capitalized at March 31, 2014 and 2013 for $ 3.1 million and $ 9.4 million, respectively.

24.              Basic and diluted loss per share

Basic

The basic loss per share is calculated by dividing the result attributable to the holders of the Company’s equity instruments by the weighted average number of common shares outstanding at March 31, 2014 and 2013, excluding common shares purchased by the Company and held as treasury shares.

The basic loss per share coincides with the diluted loss per share, inasmuch as the Company has issued neither preferred shares nor corporate notes convertible into common shares.

	Three months at
	03.31.14		03.31.13
	Continuing operations	Discontinued operations	Continuing operations	Discontinued operations
Loss for the period attributable to the owners of the Company	(738,563)	-	(414,146)	(96,288)
Weighted average number of common shares outstanding	897,043	897,043	897,043	897,043
Basic and diluted loss per share – in pesos	(0.82)	-	(0.46)	(0.11)

EDENOR S.A.

Notes to the Condensed Interim Financial Statements as of March 31, 2014 and December 31, 2013   (continued)

25.               Related-party transactions

•            The following transactions were carried out with related parties:

a.              Income

		Three months at
Company	Concept	03.31.14	03.31.13

CYCSA	Other income	-	79
PYSSA	Advertising on EDENOR bill	2	-
PESA	Interest	-	2,882
		2	2,961

b.             Expense

		Three months at
Company	Concept	03.31.14	03.31.13

EASA	Technical advisory services on financial matters	(4,633)	(3,119)
SACME	Operation and oversight of the electric power transmission system	(4,489)	(3,387)
Salaverri, Dellatorre, Burgio y Wetzler Malbran	Legal fees	(43)	-
PYSSA	Financial and granting of loan services to customers	(22)	(27)
		(9,187)	(6,533)

•            The balances with related parties are as follow:

c.              Receivables and payables

	03.31.14	12.31.13
Other receivables
SACME	7,741	7,935
CTG	193	-
CYCSA	-	530
	7,934	8,465

	03.31.14	12.31.13
Other payables
SACME	(1,540)	(2,027)
EASA	(1)	(1)
	(1,541)	(2,028)

d.             Key management personnel’s remuneration

	Three months at
	03.31.14	03.31.13
Salaries	20,133	15,475
	20,133	15,475

EDENOR S.A.

Notes to the Condensed Interim Financial Statements as of March 31, 2014 and December 31, 2013   (continued)

26.              Termination of Trust for the sale of AESEBA/EDEN’s assets

At the date of issuance of these condensed interim financial statements, the changes with respect to the situation reported by the Company as of December 31, 2013 are as follow.

The Trust has purchased the totality of Edenor Corporate Notes due in 2017 and 2022 indicated in the respective trust agreement for USD 10 million and USD 68 million of nominal value, respectively. On March 27, 2014, these Corporate Notes were written off.

Due to the repurchases of the Company’s own debt made by the Trust, at March 31, 2014, the Company recorded a gain of $ 45 million, which has been included in the “Other financial expense” line item of the Statement of Comprehensive Loss.

At the date of issuance of these financial statements, the Company is taking the necessary steps to have the trust dissolved.

27.               Electric works arrangement - Agreement for the supply of electric power to Mitre and Sarmiento railway lines

At the date of issuance of these condensed interim financial statements there are no significant changes with respect to the situation reported by the Company as of December 31, 2013, except for the following:

During the first quarter of 2014 the Company received a disbursement for $ 19.8 million, relating to the first installment, which is recognized as Non-current trade payables – Customer contributions (Note 14), together with the advance payment for $ 20 million collected in fiscal year 2013.

28.              Events after the reporting period

Ordinary and Extraordinary Shareholders’ Meeting

The General Annual Meeting held on April 29, 2014 resolved that the profit for fiscal year 2013 be absorbed by the Retained Earnings/Accumulated deficit account:

Profit for fiscal year 2013	771,739

29.              Financial Statements translation into English language

These financial statements are the English translation of those originally prepared by the Company in Spanish and presented in accordance with accounting principles generally accepted in Argentina. The effects of the differences between the accounting principles generally accepted in Argentina and the accounting principles generally accepted in the countries in which the financial statements are to be used have not been quantified. Accordingly, the accompanying financial statements are not intended to present the financial position, statements of comprehensive income, changes in equity or cash flows in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

RICARDO TORRES
Chairman

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A.

(EDENOR S.A.)

6363 Del Libertador Ave. - Federal Capital

ADDITIONAL INFORMATION AS OF MARCH 31, 2014 REQUIRED BY

  SECTION No. 68 OF THE BUENOS AIRES STOCK EXCHANGE REGULATIONS

  SECTION No. 12 CHAPTER III OF GENERAL RESOLUTION No. 622 OF THE NATIONAL SECURITIES COMMISSION

EDENOR S.A

INFORMATION REQUIRED BY SECTION 68 OF THE BUENOS AIRES STOCK EXCHANGE REGULATIONS and SECTION 12 OF GENERAL RESOLUTION No. 622 OF THE NATIONAL

SECURITIES COMMISSION

(Amounts stated in thousands of pesos)

GENERAL ISSUES CONCERNING THE COMPANY’S ACTIVITY

1.     The Company is subject to specific and significant legal regulations that could imply the possible removal or reinstatement of benefits contemplated by such regulations.

2.    No significant changes have been made to the Company’s activities nor have any other similar circumstances occurred that may affect the comparison of the financial statements with those presented in previous years.

RECEIVABLES AND PAYABLES

3.    Classification according to maturity

             a) Past due:

             a.1) Past due receivables are as follow:

	Trade receivables	Other receivables
Up to three m onths	1 59,388	3,7 23
From three to six months	38,363	365
From six to nine months	31 ,682	21 6
From nine m onths to one y ear	45,895	1 ,080
More than one y ear	298,396	9,01 3
	573,724	14,397

             a.2) Past due payables are as follow:

Payables
Up to three m onths	820,67 0
From three to six months	800,801
From six to nine months	7 7 7 ,556
From nine m onths to one y ear	281 ,651
More than one y ear	545,338
3,226,016

             b) With no specified due date:

Pay ables with no specified due date amount to:	1 ,07 1 ,226

             c) To become due:

             c.1) Receivables to become due are as follow:

	Trade receivables	Other receivables
Up to three m onths	340,928	54,059
From three to six months	-	83,302
From six to nine months	-	37 8,7 1 8
From nine m onths to one y ear	-	5,001
More than one y ear	-	1 46,521
More than two y ears	-	7 0,243
	340,928	737,844

EDENOR S.A

INFORMATION REQUIRED BY SECTION 68 OF THE BUENOS AIRES STOCK EXCHANGE REGULATIONS and SECTION 12 OF GENERAL RESOLUTION No. 622 OF THE NATIONAL

SECURITIES COMMISSION (continued)

c.2) The total amount of payables to become due is as follows:

Payables
Up to three months	288,7 56
From three to six months	1 1 7 ,37 1
From six to nine months	1 64,254
From nine months to one y ear	1 92,008
From one to two y ears	1 97 ,984
More than two y ears	1 ,7 1 0,097
2,670,470

4.    Classification of receivables and payables according to the financial effect they produce

	Receivables	Payables
Non-bearing interest in local currency	1 ,009,003	(3,339)
Non-bearing interest in foreign currency	7 ,7 35	-
Interest bearing in local currency	543,991	(1 ,982)
Interest bearing in foreign currency	-	(1 ,647 )

5.    Companies under section 33 - Law No. 19,550

a) At March 31, 2014, the credit balance with Companies under section 33 - Law No. 19,550 amounts to 7,934, which is disclosed in Note 25 to the condensed interim financial statements. The detail is as follows:

SACME S.A.	7 ,7 41
CTG	1 93

b) The debit balance has also been disclosed in Note 25 to the condensed interim financial statements and amounts to 1,541. The detail is as follows:

SACME S.A.	1 ,540
EASA	1

c) There are no debit balances in kind or subject to adjustment clauses.

6.    There are not, and there have not been during the period/year, significant trade receivables or loans granted to directors, supervisory committee members or relatives thereof up to and including the second degree of kinship.

EDENOR S.A

INFORMATION REQUIRED BY SECTION 68 OF THE BUENOS AIRES STOCK EXCHANGE REGULATIONS and SECTION 12 OF GENERAL RESOLUTION No. 622 OF THE NATIONAL

SECURITIES COMMISSION (continued)

PHYSICAL STOCK-TAKING OF INVENTORIES

7.    The Company owns supplies which are verified through periodic stocktakings over the fiscal year.

CURRENT VALUES

8.    There are no inventories, property, plant and equipment or other significant assets valued on the basis of the current value criterion.

PROPERTY, PLANT AND EQUIPMENT

9.    There is no property, plant and equipment that has been subject to technical revaluation.

10.   There is no significant property, plant and equipment in obsolete condition.

INVESTMENTS IN OTHER COMPANIES

11.    There are no investments in other companies in excess of the limit permitted by section 31 of Law No. 19,550.

RECOVERABLE VALUES

12.   The recoverable value of property, plant and equipment, taken as a whole, has been determined on the basis of its value in use. There are no significant assets whose recoverable values are lower than their book values, in respect of which an allowance has not been recorded.

INSURANCE

13.   The detail of the insured assets, risks covered, amounts insured and accounting values is as follows:

		Amounts	Accounting
Insured assets	Risk covered	insured	value

Substations	All operating risks	Total (*)	862,406

Transformer chambers and platforms (excluding civil construction works)	All operating risks	Total (*)	47 1 ,1 80

Real property (excluding land)	All operating risks	Total (*)	99,7 40

Furniture, tools and equipment (except transportation equipm ent)	All operating risks	Total (*)	7 8,839

Construction in process - Transmission, Distribution and Other assets	All operating risks	Total (*)	1 ,21 8,882

Transportation equipment	Theft and third- party liability		41 ,051
Total			2,772,098

(*) Includes: fire, partial theft, tornado, hurricane, earthquake, earth tremor, flooding and debris removal from facilities, with the total amount insured being USD 1,055,838,834.

The Company Management believes that usual risks are sufficiently covered.

EDENOR S.A

INFORMATION REQUIRED BY SECTION 68 OF THE BUENOS AIRES STOCK EXCHANGE REGULATIONS and SECTION 12 OF GENERAL RESOLUTION No. 622 OF THE NATIONAL

SECURITIES COMMISSION (continued)

POSITIVE AND NEGATIVE CONTINGENCIES

14.   The Company has recorded the necessary provisions to cover potential losses arising from the technical assessment of the existing risk, the actual occurrence of which is dependent on future events that are deemed likely to occur.

15.   The Board of Directors believes that the condensed interim financial statements include the necessary items to confront any probable risks.

IRREVOCABLE ADVANCES ON ACCOUNT OF FUTURE CAPITAL SUBSCRIPTIONS

16.   There are no irrevocable advances.

17.   There are no unpaid cumulative dividends on preferred shares.

18. In accordance with the provisions of Law No. 19,550 and the By-laws, dividends may be distributed after an amount of the profits has been allocated to the legal reserve (five percent of those profits), the remuneration of Board of Directors and Supervisory Committee members in excess of the amounts accrued in the condensed interim financial statements, the payment of profit-sharing bonds held by employees and other appropriations which the Shareholders’ Meeting may determine, such as voluntary reserves.

Additionally, as stipulated in the Adjustment Agreement entered into by and between Edenor and the Federal Government, the Company must submit for the approval of the regulatory agency any distribution of dividends.

Moreover, were the Company to lose its Investment Grade rating or were its Level of Indebtedness to become higher than 2.5, the negative covenants included in the corporate notes program, which establish, among other issues, the Company’s impossibility to make certain payments, such as dividends, purchases of Edenor’s shares or payments on subordinated debt, would apply.

Buenos Aires, May 8, 2014.

RICARDO TORRES
Chairman

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

6363 Del Libertador Ave. - Capital Federal

INFORMATIVE SUMMARY

AS OF MARCH 31, 2014

In accordance with the provisions of GR No. 576 of the National Securities Commission (CNV), these condensed interim financial statements as of March 31, 2014 have been prepared in accordance with IFRS. Additional information in Note 3 to the condensed interim financial statements.

1.                   The Company’s activities

(Not covered by the Independent Auditors’ Report)

(Figures stated in thousands of pesos)

In the interim three-month period ended March 31, 2014, the Company recorded a net loss of 738,563. At the end of the period, the Company’s equity amounts to 437,739.

The operating loss amounted to 377,842.

The investment in property, plant and equipment totaled 274,982. This amount was mainly allocated to increasing service quality levels and meeting current and new customer demand.

2.                  Comparative financial position structure

ACCOUNTS	03.31.14	12.31.13

Current assets	1,941,605	1,868,967
Non-current assets	5,625,394	5,389,129
Total Assets	7,566,999	7,258,096

Current liabilities	4,006,896	3,283,061
Non-current liabilities	3,122,364	2,798,733
Total Liabilities	7,129,260	6,081,794
Equity	437,739	1,176,302

Total Liabilities and Equity	7,566,999	7,258,096

3.                  Comparative income structure

(amounts stated in thousands of pesos).

	Three months at
ACCOUNTS	03.31.14	03.31.13

Net loss	(349,993)	(264,386)
Other expense, net	(28,040)	(21,869)
Revenue from customers contributions excempt from devolution	191	-
Financial expense and holding losses	(374,209)	(159,376)

Loss before taxes	(752,051)	(445,631)

Income tax	13,488	31,485
Loss from discontinued operations	-	(96,288)

Net loss for the period	(738,563)	(510,434)

4.                  Comparative cash flows structure

	Three months at
ACCOUNTS	03.31.14	03.31.13

Subtotal before CAMMESA financing	(361,316)	(101,007)
Increase for funds obtained - CAMMESA financing	725,520	423,740
Net cash flows provided by operating activities	364,204	322,733
Net cash flows used in investing activities	(502,584)	(210,781)
Net cash flows used in financing activities	(198)	(3,435)
Total cash flows (used) provided	(138,578)	108,517

5.                   Statistical data (in units of power)

(Not covered by the Independent Auditors’ Report)

		Three months at
CONCEPT	UNIT	03.31.14	03.31.13

Sales of electricity (1)	GWh	5,204	5,150
Electric power purchases (1)	GWh	5,932	5,787

(1) The related amounts include toll fees.

6.                  Ratios

RATIOS		03.31.14	12.31.13

Liquidity	Current assets (1)	0.48	0.57
	Current liabilities (1)

Solvency	Equity	0.06	0.19
	Total liabilities

Fixed	Non-current assets	0.74	0.74
Assets	Total assets
		03.31.14	03.31.13
	Profit (Loss)
Profit (loss)	before taxes	(64)%	(26)%
before taxes	Equity excluding profit (loss) for the period

(1)        At December 31, 2013, includes assets and liabilities available for sale.

7.                   Outlook

(Not covered by the Independent Auditors’ Report)

During the three-month period ended March 31, 2014, the Company’s activity continued to be developed as described in Note 1. Nevertheless, the Company was able to reasonably maintain its operating, commercial and administrative activities, complying with the required levels for the provision of services to its customers.

The Company estimates that the recognition of higher costs will make it possible to partially restore the economic and financial equation until the future Overall Electricity Rate Review (RTI), which will allow Edenor to definitively normalize the situation of the electric power supply service it provides, is made.

In this regard, SE Resolution 250/13 and its extension through SE Note 6852/13 provided for the recognition of part of the cost increases, owed to the Company as a result of the partial application of the cost monitoring mechanism set forth in the Adjustment Agreement, by offsetting it against the totality of the Company’s PUREE-related liability, and, partially, against the debts with CAMMESA.

With regard to investments, and in spite of the serious situation which the Company is going through, the Board of Directors has decided to continue implementing an ambitious investment plan aimed not only at preserving the quality of the service and the safety of the facilities but also at satisfying the permanent increase in the demand, which with no price signal whatsoever, is growing at an annual rate of almost 5%. In this regard, the National Regulatory Authority for the Distribution of Electricity (ENRE) has issued ENRE Resolution 347/12 and implemented the FOCEDE; a mechanism that we expect will continue strengthening the financing of the Distribution Company’s multiannual investment plans.

Additionally, and in this regard, the Energy Secretariat has issued Resolution 10/2014 which establishes that the temporary insufficiency of revenues deriving from the FOCEDE, earmarked for the execution of the “Extraordinary Investment Plan” works, may be overcome through transfers of funds to be made by CAMMESA by means of a loan for consumption (mutuum) and assignment of secured receivables, to be implemented between the Company and CAMMESA.

Furthermore, the sale process of the electricity distribution companies acquired in 2011, the spin-off process of EMDERSA and the sale of the spun-off assets, in addition to the excellent refinancing of the 12-year term financial debt and the significant reduction thereof that began in 2013, make it possible to maintain a burden-free time period for the repayment of principal until 2022. Notwithstanding the foregoing, and in spite of the fact that until to date debt interest payments have been timely made, if the Company’s revenue-expense structure is not modified, it will be difficult this year to continue servicing the debt without postponing other obligations  deemed essential by the Board of Directors.

Finally,  and given the fact that the realization of the projected measures to revert the manifested negative trend depends, among other factors, on the occurrence of certain events that are not under the Company’s control, such as the requested electricity rate increases or the implementation of another source of financing or offsetting mechanism, the Board of Directors has raised substantial doubt about the Company’s ability to continue as a going concern in the term of the next fiscal year, being obliged to defer once again certain payment obligations, as previously mentioned, or unable to comply with the agreed-upon salary increases or the increases recorded in third-party costs.

Buenos Aires, May 8, 2014.

RICARDO TORRES
Chairman

“Free translation from the original in Spanish for publication in Argentina”

REPORT OF CONDENSED INTERIM FINANCIAL STATEMENTS´REVIEW

To the Shareholders, President and Directors

Empresa Distribuidora y Comercializadora Norte

Sociedad Anónima (Edenor S.A.)

Legal address: Avenida del Libertador 6363

Autonomous City of Buenos Aires

Tax Code No. 30-65511620-2

Introduction

We have reviewed the condensed interim financial statements of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (hereinafter “Edenor S.A.” or “the Company”) which includes the condensed interim statement of financial position as of March 31, 2014,and the related condensed interim statements of comprehensive income, changes in equity and cash flows for the three-month period then ended with the complementary selected notes.

The amounts and other information related to fiscal year 2013 and its interim periods, are part of the financial statements mention above and therefore should be considered in relation to those financial statements.

Directors´ responsibility

Company´s Board of Directors is responsible of preparation and presentation of the financial statements, in accordance with the International Financial Reporting Standards (IFRS) adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) ,as the applicable accounting framework and  incorporated by the National Securities Commission (CNV), as they were approved by the International Accounting Standards Board (IASB), and, therefore, it’s responsible for the preparation and issuance of the condensed interim financial statements mentioned in paragraph 1. in accordance with IAS 34 “Interim financial information”. Our responsibility, is to express a conclusion based on the limited review we have performed with the scope detailed in section “Scope of our review”.

Scope of our review

Our review was limited to the application of the procedures established in International Standard on Review Engagements 2410 “Review of interim financial information performed by the independent auditor of the entity”, which was adopted as standard review in Argentina through Technical Pronouncement No. 33 of the Argentine Federation of Professional Councils in Economic Sciences as was approved by International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists in making inquiries of Company staff responsible for the preparation of the information included in the financial statements and the application of analytical procedures and other review procedures. This review is substantially less in scope than an audit in accordance of International Auditing Standards, consequently, this review does not allow us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Therefore, we do not express any opinion on the financial position, comprehensive income and cash flows of Edenor S.A..

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed interim financial statements of Edenor S.A. mentioned in the first paragraph of this report, are not prepared in all material respects, in accordance with IAS 34.

The Company recorded in the interim period ended March 31, 2014, net loss of $ 738.6 million, accumulated deficit of $ $ 851.9 million, and working capital deficit of $ 2,065.3 million. As detailed in Note 1, the Company advises that:

-          In fiscal years 2012 and 2011, the Company recorded negative operating and net results, and both its liquidity level and working capital were severely affected;

-          Operating and net results for the year ended December 31, 2013 were also negative prior to applying SE Resolution 250/13, does not allow either for the regularization of the cash flows the Company needs to provide the public service and make the totality of the investments;

-          This situation is due mainly to both the continuous increase of its operating costs that are necessary to maintain the level of the service, and the delay in obtaining rate increases and/or recognition of its real higher costs.

These factors generate uncertainty as to the possibility of the Company continuing to operate as a going concern. The Company has prepared the financial statements using accounting principles applicable to a going concern. Therefore, those financial statements do not include the effects of possible adjustments or reclassifications, if any, that might be required if the above situation is not resolved in favor of continuing the Company’s operations and the Company were obliged to sell its assets and settle its liabilities, including contingent, in conditions other than those of the normal course of its business.

As indicated in Note 13, as of March 31, 2014, the Company´s accumulated deficit consumed more than 50% of capital and reserves. Section 206 of the Argentine Business Organizations Law No. 19,550 establishes that if this situation persists at the end of the present year, the Company shall make a mandatory reduction of capital and therefore the shareholders of the Company shall take such measures as are necessary to resolve this situation.

Our conclusion does not contain observations in relation to the situations described above.

Report of compliance with regulations in force

In compliance with regulations in force, we report that:

a)      the condensed interim financial statements of Edenor S.A., are transcribed into the “Inventory and Balance Sheet” book and, insofar as concerns our field of competence, are in compliance with the provisions of the Commercial Companies Law and pertinent resolutions of the National Securities Commission;

b)      the condensed interim financial statements of Edenor S.A. arise from accounting records kept in all formal respects in conformity with legal regulations, which maintain the security and integrity conditions on the basis of which they were authorized by the National Securities Commission;

c)       we have read the summary of activity, on which, as regards those matters that are within our competence, we have no observations to make other than those in section “Conclusion”;

d)      at March 31, 2014 the liabilities accrued in favor of the Argentine Integrated Social Security System according to the Company’s accounting records amounted to $ 44,480,709, which were not yet due at that date.

Autonomous City of Buenos Aires, May 8, 2014

PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A T°1 – V°17
Andrés Suarez Public Accountant (UBA) C.P.C.E. City of Buenos Aires T° 245 - V° 61

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: May 19, 2014